Aja HoldCo, Inc.
51 Astor Place, 10th Floor
New York, New York 10003

May 13, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Conlon Danberg and Tonya Aldave

Re:	Aja HoldCo, Inc. Registration Statement on Form S-4 Filed April 19, 2024 File No. 333-278811

Ladies and Gentlemen:

On behalf of our client, Aja HoldCo, Inc. (the “Registrant”), we set forth below the Registrant’s response to the letter, dated May 3, 2024, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced registration statement on Form S-4 filed by the Registrant on April 19, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter, and we have set forth the Registrant’s responses immediately below the Staff’s comments.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and is, concurrently with the submission of this letter, filing an amendment to the Registration Statement (the “Amendment”), which reflects the revisions described in the Registrant’s responses below and clarifies certain other information. The page numbers in the text of the Registrant’s responses included below correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Registration Statement on Form S-4

Summary
Adagio Business Summary, page 1

1.
Staff’s Comment: We note your revised disclosure in response to prior comment 6 and reissue in part. Please briefly explain the way or ways that your preliminary data suggests more favorable combinations of safety, acute and chronic effectiveness as compared to the current standard of care.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1 and 226 accordingly.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Certain Agreements Related to the Business Combination
Subscription Agreements, page 8

2.
Staff’s Comment: We note your revised disclosure in response to prior comment 14. We also note that under the terms of the subscription agreements, the PIPE Investors will purchase Class A ordinary shares in the open market and agree not to redeem such shares prior to the closing date in exchange for the issuance of shares of New Adagio common stock and warrants. As such, the subscription agreements appear to contemplate the purchase of Class A ordinary shares by the PIPE Investors outside the redemption offer in exchange for consideration paid by New Adagio. Please provide us with your analysis as to how the purchases under these agreements comply with Rule 14e-5. To the extent you are relying on Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: The Registrant acknowledges the Staff’s comment and respectfully advises the Staff that ARYA believes that the PIPE Investors that agreed to commit certain funds for purchases of Class A ordinary shares of ARYA in the open market and not to redeem such shares pursuant to certain of the Subscription Agreements are not “covered persons” (as defined in Rule 14e-5 of the Exchange Act). Such PIPE Investors are third-party investors that are not affiliated with ARYA, Adagio, the Sponsor or their respective affiliates and are not among the parties or category of persons listed under paragraph (c)(3) of Rule 14e-5 of the Exchange Act; based on the representations made by such PIPE Investors in their respective Subscription Agreements, their purchase of the Class A ordinary shares of ARYA was solely for their own investment purposes; and there is no agreement with such PIPE Investors to vote the Class A ordinary shares of ARYA in favor of the transaction.

Further, ARYA believes that the open market purchases made by such PIPE Investors should be exempt under Rule 14e-5 of the Exchange Act pursuant to paragraph (b)(7), as (i) the relevant Subscription Agreements were executed prior to the announcement of the Business Combination (and therefore prior to the commencement of the offer to redeem ARYA’s Class A ordinary shares); (ii) the obligation of the PIPE Investors to purchase the ARYA Class A ordinary shares in the open market is unconditional and binding on the PIPE Investors; and (iii) the existence of the Subscription Agreements and all material terms therein have been disclosed in the Registration Statement, as amended, as well as other offering materials or communications related to the Business Combination.

For the above reasons, ARYA does not believe that the open market purchases are subject to Rule 14e-5 of the Exchange Act.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Organizational Structure, page 11

3.	Staff’s Comment: We note your response to prior comment 11 and your revised disclosure. Please also identify Aja HoldCo, Inc. in the organizational structure.

Response: The Registrant acknowledges the Staff’s comment and has revised the structure chart accordingly on page 11.

Sources and Uses of Funds for the Business Combination, page 23

4.	Staff’s Comment: We note your tabular presentation of sources of funds. Please address each of the following:

•	Expand footnote 2 to disclose that the number of New Adagio options to be issued to Adagio’s option holders is 1,110 and how you calculated that the net cash proceeds will be $24 million.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 24.

•
We note that you have included $45 million for PIPE Financing and also $20 million for the New Adagio Convertible Notes, which would result in an additional $65 million of financing. Please reconcile this disclosure with your disclosure throughout the Form S-4 that the Subscription Agreements and associated PIPE Financing is an approximate total of $45 million.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in footnotes 3 and 4 on page 24.

•
In terms of the $20 million of New Adagio Convertible Notes, please revise footnote 3 to clarify why it is appropriate to include the $7 million that represents a conversion of Adagio’s $7 million 2024 Bridge Financing Note already paid to Adagio by the Perceptive PIPE Financing.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in footnote 4 on page 24.

•	Please revise footnote 3 to clarify whether the condition for the $7.5 million New Adagio Convertible Note to the Convert Investor is met for each scenario.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure in footnote 4 on page 24.

•
Please reconcile the significant differences between your presentation of the estimated remaining cash to New Adagio Balance Sheet and pro forma cash prepared in accordance with Article 11 of Regulation S-K and why you believe it is appropriate to present such an amount.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated the tabular presentation of sources and uses of funds. The estimated remaining cash to the New Adagio Balance Sheet in the “uses of funds” table is reflective of the overall transaction, and therefore it has included the impact of utilizing the Bridge Financing Notes and 2024 Bridge Financing Notes to support Adagio’s daily operation after December 31, 2023 and before the Closing. However, the balance sheet of proforma financial statement is based on the financial statement as of December 31, 2023, and the proforma adjustments do not consider the subsequent recurring operational activities of Adagio and ARYA. Therefore, the pro forma cash prepared in accordance with Article 11 of Regulation S-K is not reflective of the cash used for Adagio’s and ARYA’s daily operation after December 31, 2023. Additionally, the pro forma cash does not include the payment of Jefferies Fees of $3.6 million. At the election of ARYA, the Jefferies Fees may be paid in cash or in shares of New Adagio Common Stock. Such election has not been determined as of the filing date of the Amendment, therefore the proforma financials do not include the settlement of the Jefferies Fees. However, the uses of funds table has included the payment of Jefferies Fees in cash as to create more transparency around potential cash uses.

Nasdaq may delist ARYA’s Class A ordinary shares from its exchange, page 97

5.	Staff’s Comment: We note your response to prior comment 39 and your revised risk factor disclosure. Please disclose the date of the upcoming Nasdaq hearing.

Response: The Registrant acknowledges the Staff’s comment and has revised the applicable risk factor on page 98 to disclose the Panel’s decision to grant ARYA’s request for an exception to its listing deficiencies until August 23, 2024.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Background of the Business Combination, page 130

6.
Staff’s Comment: We note your revised disclosure in response to prior comment 15 and reissue in part. You state on page 138 that “the prospective PIPE Investors conveyed to Jefferies their proposed subscription amounts, and based on PIPE Investor feedback, ARYA and Adagio’s discussions with Jefferies and Stifel and the perspectives and recommendations offered by such financial advisors, ARYA and Adagio agreed to revise the fixed pretransaction equity value of Adagio to $24 million.” Please disclose how the parties arrived at the $24 million pre-transaction equity valuation, including the methodology employed in reaching the valuation. Additionally, please explain the factors that resulted in this valuation being significantly lower than the previous $75 million valuation.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure accordingly on page 138.

7.
Staff’s Comment: We note your revised disclosure in response to prior comment 16 that “Adagio has developed a two-year go-forward business plan, contemplating expenses of $48 million during such time.” Please clarify if there were any other terms included in the financial projections in addition to the $48 million of expenses.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that no other terms were included in addition to the expected expenses.

8.
Staff’s Comment: We note your disclosure on pages 141-142 that on February 13, 2024, “ARYA’s independent directors, in a separate vote, and the entire ARYA Board each adopted and approved” resolutions to approve the Business Combination. Please clarify if these approvals were unanimous or if there were any abstentions or dissenting votes.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure accordingly on page 142.

Unaudited Pro Forma Condensed Combined Financial Information, page 166
Note 1. Description of the Transaction, page 182

9.
Staff’s Comment: We note that under the Subscription Agreements / PIPE Financing, the Perceptive PIPE Investor and Other PIPE Investors have committed to providing financing of approximately $45 million that is comprised of multiple components. To allow an investor to better understand the components of this financing, please provide a table of the components of this financing and provide a label to the disclosures that provides additional details for each component.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated “Note 1. Description of the Transaction” to include a table of the components of the PIPE Financing, and added notes that provide additional details for each component.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

10.
Staff’s Comment: We note your disclosures in the first full paragraph on page 183 that as part of the PIPE Financing, the PIPE Investors will also subscribe for base warrants or a combination of base warrants and pre-funded warrants. However, we did not note any adjustment for this portion of the PIPE Financing to the pro forma balance sheet. Please address this inconsistency.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated Note G to include the adjustment and discussion about Base Warrants. It is preliminarily assessed that the Base Warrants are a liability classified in accordance with ASC 815. Please refer to Note G for further details of the adjustment. The Registrant respectfully advises the Staff that, as of the filing of the Amendment, it is assumed that the PIPE Investors do not elect to receive any Pre-Funded Warrants. The PIPE Investors may notify the Registrant following the redemption deadline of shareholders of ARYA and prior to the Closing Date of the number of Pre-Funded Warrants such PIPE Investors would like to subscribe for. Therefore, no further proforma adjustment is prepared for such warrants.

11.
Staff’s Comment: Please disclose the amount of available unrestricted cash on the Closing Date required for the closing of the $7.5 million financing by a Convert Investor, whether the pro forma scenarios presented fulfill this requirement, and whether both scenarios should assume receipt of the $7.5 million financing.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated “Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information” to include an additional adjustment of Note 5(X) under the maximum redemption scenario to consider the minimum amount of available unrestricted cash on the Closing Date required for the closing of the $7.5 million financing by such Convert Investor. As disclosed in Note 5(X), in accordance with the Convertible Security Subscription Agreement, the closing of the $7.5 million of financing by such Convert Investor is conditioned on New Adagio having at least $48.0 million (as reduced by $2.0 million (prorated for partial months) for each calendar month anniversary from November 30, 2023 until the Closing Date) of available unrestricted cash on the expected Closing Date. The condition will not be met under the maximum redemption scenario if no Additional Financing is raised prior to the Closing Date. The condition will be met under the minimum redemption scenario.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Note 2. Basis of Pro Forma Presentation, page 184

12.
Staff’s Comment: We note your response to comment 22. Please further address each of the following to allow us to better understand your conclusion that Adagio meets the definition of a VIE in ASC 810.

•
We note that you evaluated Adagio’s facts and circumstances “as of the date at which Adagio became involved with the Registrant” per ASC 810-10-25-37. Please tell us your consideration of the guidance in ASC 810-10-35-4. In this regard, we note that prior to the merger transaction, Adagio’s preferred stock and October 2022 convertible notes will convert into shares of Adagio’s common stock. Further, we note that in connection with the merger transaction, Subscription Agreements were entered into for approximately $45 million and ARYA has $32.3 million in its Trust Account that is fully available under the no further redemption scenario.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant concluded that Adagio is a variable interest entity (“VIE”) as of the date Adagio became involved with ListCo. Prior to the transaction, the Registrant considered the guidance in ASC 810-10-35-4 and whether a reconsideration event had occurred. However, regardless of the occurrence of a reconsideration event as of the date Adagio became involved with ListCo, neither ListCo nor Perceptive held a controlling financial interest in Adagio and therefore, would not be the primary beneficiary of Adagio in considering the guidance in ASC 810-10-25-38a. Prior to the transaction, ListCo had no involvement in Adagio and Perceptive held an approximate 7.4% equity interest in Adagio and was also the primary creditor of Adagio, holding approximately $23 million (principal amount) of Adagio’s debt. The minority equity interest in Adagio does not give Perceptive control over the significant activities that impact the economics of Adagio and Perceptive’s debt interests do not provide additional voting rights or other means of control. Therefore, such rights did not give Perceptive a controlling financial interest in Adagio.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Further, in connection with the transaction, ListCo issued equity in exchange for the converted  Adagio Convertible Notes. In addition, ListCo entered into Subscription Agreements for approximately $45 million (which includes $23 million of aggregate convertible notes issued in April and November 2023) and ARYA has approximately $32.3 million in its Trust Account. These issuances and assumptions do not affect ListCo’s power or benefits discussed and, as such, do not change the Registrant’s conclusion.

•
Please provide us with a more comprehensive analysis of your conclusion that Adagio does not have sufficient equity to finance its operations in accordance with ASC 810-10-14.a. and ASC 810-10-25-45 through 25-47. As part of your response, ensure that you clearly disclose and quantify the equity at-risk, including why you have included or excluded any equity or temporary equity instruments and how you assessed the fair value of those instruments. Also tell us how the equity at-risk compares to the fair value of Adagio’s total assets and your estimate of expected losses, including what those expected losses represent and how you arrived at that estimate.

Response: The Registrant respectfully acknowledges the Staff’s comments and respectfully advises the Staff that the Registrant determined that a qualitative assessment described in ASC 810-10-25-45 is appropriate in determining the sufficiency of Adagio’s equity at risk and whether Adagio can finance its activities without additional subordinated financial support. The Registrant has noted that the fair value of Adagio’s equity, as defined in the Business Combination Agreement, is $24 million. The Registrant considered the amount of Adagio’s cash on hand as of end of April 2024, approximately $1.5 million, as an appropriate basis to qualitatively consider Adagio’s ability to absorb expected losses.

Adagio was formed for the purpose of researching, developing, and ultimately commercializing medical technologies to address cardiac arrythmia. Adagio is a development stage entity and operates to reach the next stages of development toward commercialization for its portfolio of cardiac treatment technologies. As Adagio is a development stage entity, the Registrant evaluated the sufficiency of Adagio’s equity at risk related to reaching the next development milestone. The Registrant acknowledges there is uncertainty about whether the cash on hand will be sufficient for Adagio to reach the next stages of development and commercialization, with an estimated cash burn of approximately $2 million to $3 million per month to meet the next development milestones. In the aggregate, the Registrant expects that $69.7 million in cash will be required to meet the next development milestones through 2026. Further, due to the nature of the development phase, the Registrant determined that there is substantial risk that Adagio will require additional capital to reach the next stage of development and would likely be unable to obtain financing without addition subordinated financial support. Based on the above, the Registrant concluded that Adagio does not have sufficient equity at risk to finance its operations and is a VIE. Since Adagio was designed with insufficient equity at risk during the development phase, the Registrant did not perform a quantitative analysis to compare equity at risk to expected losses.

•	We note that you have identified ListCo (i.e., Aja HoldCo, Inc.) as the accounting acquirer. Please tell us your consideration of the guidance in ASC 805105515 in arriving at this conclusion.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff it has concluded that ListCo is a substantive new entity in accordance with the guidance in ASC 805-10-55-15. Pursuant to Section 3.2.2.4 of Ernst & Young’s Financial Reporting Developments: Business Combinations, a new entity formed in the business combination (“NewCo”) may be the acquirer if it is determined to be substantive. Further, a NewCo that survives the transaction and issues debt are factors indicative that a NewCo is substantive. ListCo was created for the purpose of facilitating the transaction and becoming the parent entity of Adagio. ListCo survived the transaction and will be listed as a public entity after the closing of the transaction. Additionally, ListCo issued debt in conjunction with the transaction and assumed a portion of Adagio’s debt. As a result of the transaction, ListCo owns all of the voting rights in Adagio and controls the Board of Directors of Adagio post-transaction. Therefore, in accordance with paragraphs ASC 805-10-55-12(a) and 55-12(d), ListCo is a substantive NewCo and is the accounting acquirer.

•
To the extent that you continue to conclude that Adagio is a VIE and the accounting acquiree in accordance with ASC 805, please also address whether Adagio’s historical financial statements will be reflected as the predecessor and the implications to the pro forma financial statements including the impact on the equity section.

Response: In response to the Staff’s comment, the Registrant respectfully advises the Staff that Adagio’s historical financial statements will be reflected as the predecessor. The intent of the acquirer (ListCo) is for Adagio to operate the post-transaction company (i.e., ListCo) going forward, with Adagio’s senior management and resources being the primary drivers of the transaction. In addition, Adagio reflects substantially all of the business and strategy of the combined company (ListCo), which will be a continuation of Adagio’s legacy operations. Based on the guidance above, Adagio’s historical financial statements will be reflected as the predecessor.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

The Registrant respectfully advises the Staff that it has considered the accounting implications in accordance with ASC 805 to the proforma financial statements. Please refer to “Note 2—Basis of Pro Forma Presentation.” Additionally, the pro forma financial statements have considered the accounting implications in accordance with ASC 805 in Note 4, and the adjustments in Note 5 including (G), (J), (K), (L), (M), (N), (R), (U) and (V).

•
To the extent that you conclude that Adagio does not meet the definition of a VIE, please provide us with your analysis of the entity with financial controlling interest in accordance with ASC 805-10-25-5 with reference to ASC 810-10-15-8. If there is no clear indication from this guidance, provide us with your analysis of the factors in ASC 805-10-55-11 through 55-15.

Response: The Registrant respectfully acknowledges the Staff’s comments and respectfully refers to the response provided above, concluding that Adagio is a VIE.

13.
Staff’s Comment: We note your statement under Scenario 2 that you are assuming that both Adagio and ARYA agree to waive their rights to terminate the Business Combination agreement, as the Aggregate Transaction Proceeds is not equal to or greater than $50 million. Please expand your disclosures to clarify what will happen if one or both of the parties do not waive their right to terminate the Business Combination. Also, please include all material terms of the Transaction within Note 1, which is to include any material requirements to be met for the Business Combination to be consummated as previously requested in comment 21.

Response: In response to the Staff’s comment regarding expansion of the disclosure to clarify what will happen if one or both of the parties do not waive their right to terminate the Business Combination, the Registrant respectfully advises the Staff that since the Aggregate Transaction Proceeds, as defined in the Business Combination Agreement, is an amount equal to the sum of (a) the aggregate cash proceeds available for release to any ARYA Party (or any designees thereof) from the Trust Account in connection with the transactions contemplated hereby (after giving effect to the redemption of ARYA shareholders and before giving effect to the payment of any fees, costs or expenses (including, for the avoidance of doubt, any deferred underwriting commissions)) and (b) the Aggregate Financing Proceeds, which shall include, among others, the aggregate gross cash proceeds of approximately $45,000,000 from the PIPE Financing and Bridge Financing Notes and $7,000,000 from the 2024 Bridge Financing Note, the $50,000,000 Aggregate Transaction Proceeds condition has therefore been satisfied without regard to the level of redemption of Class A ordinary shares. As such, neither Adagio nor ARYA shall have the right to terminate the Business Combination Agreement due to the insufficient Aggregate Financing Proceeds. The Registrant has accordingly removed said assumptions from Scenario 2.

The Registrant respectfully acknowledges the Staff’s comment regarding inclusion of all material terms of the Transaction within Note 1, and advises the Staff that the Registrant has updated “Note 1. Description of the Transaction” to include such material terms.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

14.
Staff’s Comment: We note your tabular presentations of the pro forma ownership of shares of New Adagio Common Stock on a non-dilutive basis and also dilutive basis. To allow investors to better understand the terms of the merger transactions and also the financing transactions and with reference to your disclosures in Note (S) on page 191, please present the conversion of Adagio’s liabilities and equity outstanding prior to the Closing as either one line item or separately presenting the components that then sum to one amount with the percentage ownership. In this regard, it appears that interests held in Adagio by the Perceptive PIPE Investor and Other PIPE Investors are reflected in those line items along with the interests to be acquired through the Subscription Agreements and PIPE Financings that are separate from the Merger transaction. As of December 31, 2023, there are 4,939,946 shares of Adagio’s Preferred Stock outstanding. However, only 3,757,752 of those shares are included in the Adagio shareholders line. We also note that currently outstanding Adagio convertible notes payable that will convert into New Adagio Common Stock are also not included in the Adagio shareholders line. Finally, if the number of shares attributable to Adagio shareholders does not agree to the number of shares used to estimate the purchase price, include a comprehensive disclosure explaining the differences.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated the pro forma ownership table to include pre-combination ownership of Adagio and ARYA, in order to show that the Perceptive PIPE Investor and certain Other PIPE Investors are existing Adagio shareholders before the Closing. Additionally, in the notes under the non-dilutive and dilutive tables, the Registrant has updated to clarify that the row of “Adagio’s other shareholders” excludes the Perceptive PIPE Investor and certain Other PIPE Investors, and the Perceptive PIPE Investor and certain Other PIPE Investor are existing Adagio shareholders before the Closing, which are presented separately.

The Registrant has also updated the notes under the non-dilutive and dilutive tables in bullet format to describe each individual merger transaction and PIPE Financings. The shares presented in these notes could be tied out to Note (S).

Additionally, the Registrant has added Note 2(A)(6) and Note 2(B)(11) to present a summary table of the conversion of Adagio Preferred Stock and Adagio Convertible Notes. The total of post-business combination number of shares could be tied to Note (S), and each line item has been referenced and tied to the other notes under the non-dilutive and dilutive tables.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Finally, the Registrant respectfully advises the Staff that the number of shares used to estimate the purchase price include the following components:

1)
2,399,004 shares converted from 14,379,005 shares held by Adagio shareholders prior to the combination based on exchange ratio. The total of 14,379,005 shares is presented in the pre-business combination column of Adagio.

2)	996 replacement New Adagio stock options granted to Adagio option holders transferred in purchase consideration.

3)	3,431,103 shares of New Adagio Common Stock to settle and convert the Bridge Financing Notes invested by Perceptive PIPE Investor. The 3,431,103 shares have been disclosed in Note 2(A)(4)(iii).

The sum of the above converted shares used to estimate the purchase price is totaling 5,831,103 shares, which ties to the preliminary purchase consideration table in Note 4.

Note 4. Preliminary Allocation of Purchase Price, page 187

15.
Staff’s Comment: Please expand your footnote disclosure to provide the calculation of the total consideration transferred in accordance with the guidance in ASC 805-30-30 and ASC 805-40-30-1 through 30-2. Refer to ASC 805-30-50-1.b. for guidance regarding disclosures.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated the footnote disclosure to provide calculation of the total consideration transferred in accordance with the guidance in ASC 805-30-50-1.b.

16.
Staff’s Comment: We note that you used the cost approach to estimate the fair value of the developed technology and IPR&D. Please provide us with a comprehensive explanation as to how you concluded the cost approach is the most reasonable method for estimating fair value and the specific references to the guidance supporting your conclusion. In addition, tell us why the goodwill estimated to be recognized significantly exceeds the fair value of the developed technology and IPR&D considering the nature of the activities of Adagio, which appears to be research and development focused.

Response: The Registrant respectively acknowledges the Staff’s comments regarding the approach to fair value. In order to measure the fair value of the developed technology and IPR&D, consideration was given to the income, market, and cost approaches. In the assessment of the most reasonable valuation method, key considerations included the following:

•
Income approach could not be reasonably supported due to the limited availability of long-term prospective financial information (PFI) for the business. As Adagio’s forecast was only available for FY24 and FY25, there are challenges associated with subjectivity of forecast extension beyond FY25 (e.g., developmental stage company; unique products with significant uncertainty in outcomes beyond FY25; market penetration; etc.).

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

•	Lack of comparable guideline sale / transaction data that could be used to support a developed technology and / or IPR&D value indication based on the market approach.

•	Availability of detailed historical development expenses related to the developed technology and IPR&D.

The Registrant respectfully advises the Staff that Adagio has engaged third-party specialists to assist in completing the valuation of the identified intangible assets. The Registrant notes that the above considerations were discussed with the third-party specialists. Given the lack of PFI for Adagio and fact that historical costs were readily available, the cost approach was selected to value the intangible assets. Specific guidance referenced included the following source:

AICPA Technical Whitepaper, Intangible Asset Valuation: Cost Approach Methods and Procedures, published in 2014

“Reasons to use the Cost Approach

For the most part, the valuation analyst’s selection of the applicable intangible asset valuation approaches is a process of elimination. The valuation analyst typically will attempt to apply all approaches for which there are reliable data available. If there are sufficient reliable data to perform all three valuation approaches, then the analyst typically will apply all three approaches. If there are only sufficient reliable data available to perform the cost approach, then the analyst will apply the cost approach only.”

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

The Registrant respectfully advises the Staff that Adagio’s product portfolio is comprised of three product families: (i) iCLAS™ atrial ULTC catheter/accessories; (ii) vCLAS™ ventricular ULTC catheter; and (iii) Cryopulse™ atrial PFCA catheter/accessories. Based on consideration of product stages of development; remaining technical risks/hurdles related to project completion and achievement of commercial feasibility; and procedural applications, the Registrant determined the following to meet the recognition criteria for identifiable intangible assets separate from goodwill:

•	iCLAS™ developed technology: This product has been commercialized and generates revenue in the EU market.

•	vCLAS™ IPR&D and Cryopulse™ IPR&D: At time of analysis, CE-mark approval anticipated in Q1 2024 and mid-2025 for vCLAS™ IPR&D and Cryopulse™ IPR&D, respectively.

In the context of the Business Combination, goodwill represents the value attributable to future economic benefits arising from future technology development beyond the existing pipeline of identified IPR&D projects (i.e., technology value related next generations of iCLAS™, vCLAS™, and Cryopulse™, and/or value related to new future technology). Given the relative infancy of the market and uncertainty around existing technology adoption, it would not be unreasonable to anticipate an accelerated migration of current generation technology, resulting in a higher allocation of value to goodwill.

The Registrant further acknowledges that the allocation of the transaction premium (i.e., value contribution of goodwill versus intangible assets) was supported by data points from benchmarking of comparable publicly available transaction information. The transaction screening process was based on non-diagnostic medical equipment industry, primarily focusing on manufacturing of medical devices related to catheter, ablation, electrophysiology, cryotherapy and cardiac treatments.

The Registrant respectfully advises the Staff that this valuation analysis is undergoing and not yet completed. The Registrant believes the amounts in the pro forma financial statements to be reasonable and represent the current best estimate of the purchase price allocation. However, the estimated fair values will be updated based upon the completed purchase price allocation as well as market conditions at the time of the Closing.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

17.
Staff’s Comment: Other than for the intangible assets, it appears that you have prepared the allocation of the consideration to the assets acquired and liabilities assumed based on Adagio’s historical carrying values rather than the estimated fair values in accordance with ASC 805-20-30. Please revise the purchase price allocation to include estimates of fair value. Also provide a description of the assumptions used to estimate material assets and liabilities at fair value. Refer to ASC 805-20-50-1 for the required disclosures.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant had considered ASC 805-20-30 and based on currently available information used in the preliminary assessment, the estimated fair values of certain assets acquired and liabilities assumed other than for the intangible assets and warrant liabilities, is not materially different from the carrying values. The Registrant had updated the disclosure in Note 4 to include the assumptions used in the valuation of warrant liabilities.

The Registrant respectfully advises the Staff that Adagio has engaged third-party specialists to assist it in completing the valuation of certain assets to be acquired and liabilities to be assumed. As this final valuation analysis is undergoing and not yet completed, the Registrant believes the amounts in the pro forma financial statements to be reasonable and represent the current best estimate of the purchase price allocation. However, the estimated fair values will be updated based upon the completed purchase price allocation as well as market conditions at the time of the Closing.

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 189

18.
Staff’s Comment: Please revise note (G) to clearly explain each of the components of the adjustments included on the face of the pro forma balance sheet and to exclude references to transactions that are not part of the adjustments being referenced by this note. In this regard, we note references to the 349,654 shares represented by the release of cash from the Trust Fund in note (A) and the $20 million of New Adagio Convertible Notes represented by note (I). Please also ensure your disclosures provide clear and sufficient information for investors to calculate the adjustment amounts. Specifically, please disclose the net cash value for the sales of New Adagio Common Stock. Finally, please explain the difference between the sale of 6,545,953 shares of New Adagio Common Stock to be sold pursuant to the Subscription Agreements in connection with the PIPE Financing and the sale of 3,546,634 shares of New Adagio Common Stock including the timing of the sales of these shares. In this regard, note (S) only includes the sale of the 3,546,634 shares of New Adagio Common Stock and not also the sale of 6,545,953 shares of New Adagio Common Stock.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated Note (G) to clearly explain each of the components of the adjustments included on the face of the pro forma balance sheet and exclude references to transactions that are not part of the adjustment. Further, the Registrant respectfully advises the Staff that the 6,554,729 shares of New Adagio Common Stock sold pursuant to the Subscription Agreement includes two components: (1) 3,007,539 shares of New Adagio Common Stock issued in exchange of the Bridge Financing Notes in connection with the PIPE Financing; and (2) 3,547,190 shares of New Adagio Common Stock issued in exchange of cash proceeds received by the Registrant from the PIPE Financing. Note (S) has been updated to combine the two components and present the total of 6,554,729 shares, as further clarification.

19.
Staff’s Comment: Please expand note (I) to disclose your accounting for the $20 million New Adagio Convertible Notes and 1.5 million warrants; how you estimated the value for the notes and the warrants.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has expanded Note (I) to disclose accounting of the New Adagio Convertible Notes and Convert Warrants in accordance with the applicable authoritative guidance, and has also expanded the note to include valuation methodology for the notes and the warrants.

20.
Staff’s Comment: Please expand notes (J), (K), (U) and (V), as appropriate, to clearly disclose how the acquisition of Adagio in accordance with ASC 805 has been reflected in the pro forma balance sheet.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has expanded Notes (J), (K), (U) and (V) to clearly disclose the acquisition of Adagio in accordance with ASC 805.

21.
Staff’s Comment: In note (L), you state that the preliminary estimated direct and incremental transaction costs to be incurred by Adagio of $6 million and by ARYA of $3 million will be recognized as a charge to additional paid-in capital for Adagio and as a charge to expenses for ARYA. Please tell us the authoritative literature that supports your intended accounting following your conclusion of their role as accounting acquirer or acquiree under the merger.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has updated its presentation of transaction costs in Note (L), and included additional disclosure in Notes (L) and (U) to further clarify. The $6 million expense to be incurred by Adagio prior to the Closing is charged to Adagio’s accumulated deficit prior the Closing, at which point the historical accumulated deficit of Adagio is subsequently reversed through additional paid-in capital at the Closing in conjunction with accounting for the business combination. The transaction costs of $3 million incurred by ARYA prior to the Closing have been charged to expenses on the unaudited pro forma income statement as well as through accumulated deficit on the unaudited pro forma balance sheet.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

22.
Staff’s Comment: Please expand note (P) to show your calculation of the $36.8 million deferred tax asset and $8.4 million deferred tax liability. Please also explain to us why you believe the net deferred tax asset position being appropriate under ASC 740 considering the cumulative loss position of the company.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the Registrant has a net deferred tax liability position of $2.8 million on the pro forma balance sheet. The Registrant has updated Note (P) to further clarify.

Business of Adagio and Certain Information About Adagio, page 221

23.
Staff’s Comment: We note your revised disclosure in response to prior comment 25 and reissue in part. With respect to the CAGRs listed on page 222, please discuss any material assumptions underlying these projections.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 227 accordingly.

Clinical Data, page 237

24.	Staff’s Comment: We note your response to prior comment 28 and your revised disclosure. If true, revise the last column on page 237 to clarify that the SAE was a death that occurred, or advise.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the column on page 242 to clarify that the SAE was a death that occurred.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Index to Financial Statements, page F-1

25.
Staff’s Comment: As previously requested in comment 37 and pursuant to Item 14(e) of the Form S-4, please provide financial statements of the registrant, Aja HoldCo, Inc., from which shares are being issued and shareholders are voting on the issuance by Aja HoldCo, Inc. of those shares. Also include the registrant in a separate column in the pro forma financial information provided in accordance with Article 11-02(a)(4) of Regulation S-X.

Response: The Registrant acknowledges the Staff’s comment and advises the Staff that the Registrant is working on including financial statements of the Registrant in a subsequent amendment to the Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Exhibit 23.2, page II-4

26.
Staff’s Comment: Please request WithumSmith+Brown, PC to revise its consent to (a) ensure the audit report date agrees to the date of the audit report included in the Form S-4 and (b) specifically identifies the financial statement periods covered by the identified report.

Response: The Registrant acknowledges the Staff’s comment and has included a revised consent as Exhibit 23.2 of the Amendment.

General

27.
Staff’s Comment: We note your revised disclosure in response to prior comment 40 and your statement that “GS has not otherwise reviewed this proxy statement/prospectus.” Please clarify if ARYA provided a copy of the revised disclosure to Goldman Sachs and if Goldman Sachs provided any response or feedback regarding the disclosure. In addition, disclose what relationship existed between Goldman Sachs and ARYA after the close of the IPO, including any financial or merger-related advisory services conducted by Goldman Sachs. For example, clarify whether Goldman Sachs had any role in the identification or evaluation of business combination targets. If Goldman did not provide any services to you, ARYA or Adagio after ARYA’s IPO and until July 2022, please revise your disclosure to make that clear.

Response: The Registrant acknowledges the Staff’s comment and has revised the disclosure accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services
May 13, 2024

Sincerely,

AJA HOLDCO, INC.

/s/ Adam Stone
Name: Adam Stone
Title: Chief Executive Officer

Via E-mail:

cc:	Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP Michael S. Lee Michael Sanders Reed Smith LLP